FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued yesterday by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

8 October 2013
THE SAUDI BRITISH BANK
NINE MONTHS TO 30 SEPTEMBER 2013 - RESULTS

 • Net profit of SAR2,798 million (US$746 million) for the nine months ended 30 September 2013 - an increase of SAR373 million (US$99 million), or 15.4% compared with SAR2,425 million (US$647 million) for the same period in
    2012.

 • Operating income of SAR4,413 million (US$1,177 million) for the nine months ended 30 September 2013- an increase of SAR475 million (US$127 million), or 12.1%, compared with SAR3,938 million (US$1,050 million) for the same period in 2012.

 • Customer deposits of SAR129.9 billion (US$34.6 billion) at 30 September 2013 - an increase of SAR10.2 billion (US$2.7 billion), or 8.5%, compared with SAR119.7 billion (US$31.9 billion) at 30 September 2012.

 • Loans and advances to customers of SAR107.8 billion (US$28.8 billion) at 30 September 2013 - an increase of SAR10.0 billion (US$2.7 billion), or 10.3%, compared with SAR97.8 billion (US$26.1 billion) at 30 September 2012.

• The bank's investment portfolio totalled SAR31.0 billion (US$8.3 billion) at 30 September 2013, an increase of 5.7% compared with SAR29.3 billion (US$7.8 billion) at 30 September 2012.

• Total assets were SAR166.3 billion (US$44.3 billion) at 30 September 2013, compared with SAR156.2 billion (US$41.7 billion) at 30 September 2012, an increase of 6.4% or SAR10.1 billion (US$2.6 billion).

• Earnings per share of SAR2.80 (US$0.75) for the nine months ended 30 September 2013 - an increase of 15.4% from SAR2.42 (US$0.65) for the same period in 2012.

Commentary
Sheikh Khaled Olayan, Chairman of SABB, said: "SABB's strategy of diversifying its income streams and controlling its costs effectively ensured another strong financial performance for the nine months ended 30 September 2013. SABB has continued to focus on booking quality business while preserving strong asset quality, capital and liquidity positions.

"We would again like to thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries to: InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 09 October 2013